

Yvonne O. Okafor · 3rd

Africa 🌍 | Impact | Innovation

Nairobi, Kenya · **Contact info**

500+ connections

 Untapped Global

 American University

Experience


Investment Officer
Untapped Global
Sep 2021 – Present · 3 mos
Nairobi, Kenya


Senior Analyst
Open Capital
Feb 2020 – Aug 2021 · 1 yr 7 mos
Nairobi, Kenya


Investment Analyst
Alitheia IDF
May 2019 – Nov 2019 · 7 mos
Lagos, Nigeria


Investment Analyst
VU Venture Partners
Aug 2018 – Dec 2018 · 5 mos
San Francisco Bay Area


Venture Fellow
Score 3 Angel Network
Dec 2017 – Dec 2018 · 1 yr 1 mo
Washington D.C. Metro Area

Show 2 more experiences ⌄

Education


American University
Master's Degree, Finance: Alternative Investments
Activities and Societies: Graduate Student Ambassador


Albright College
Bachelor's Degree, Accounting, Economics, Finance and Spanish

Licenses & certifications


Bloomberg Market Concepts
Bloomberg LP

Volunteer experience



Advisor
African Impact Initiative
Jan 2021 – Present · 11 mos



Fellow - ODC 1
On Deck
Jun 2021 – Aug 2021 · 3 mos



Community Coordinator - Africa Team
Shaper Impact Capital
May 2021 – Present · 7 mos

Shaper Impact Capital (SIC) Africa was launched in May 2020 to connect capital, resources, and knowledge to social enterprises in Africa.

Show 2 more experiences ⌄